Exhibit 21.1

List of Principal Subsidiaries and Consolidated Variable Interest Entities

Subsidiaries	Place of Incorporation
Global Online Education HK Limited	Hong Kong
Shanghai Zhangneng Information Technology Co., Ltd.	PRC
Shanghai Zhangxue Education Technology Co., Ltd.	PRC
Shenzhen Kunxue Education Consulting Co., Ltd.	PRC
Shanghai Kun Ge Information Consulting Co., Ltd.	PRC

Consolidated Variable Interest Entities	Place of Incorporation
Shanghai Zhangda Education Technology Co., Ltd.	PRC
Shanghai Zhangshi Education and Training Co., Ltd.	PRC
Shenzhen Zhangmenren Education Consultation Co., Ltd.	PRC

Subsidiaries of Consolidated Variable Interest Entities	Place of Incorporation
Shanghai Zhangxiaomen Education Technology Co., Ltd.	PRC